GSR IV Acquisition Corp.

5900 Balcones Drive, Suite 100

Austin, TX 78731

August 29, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	William Demarest
Isaac Esquivel
Ruairi Regan
Dorrie Yale
Division of Corporation Finance
Office of Real Estate & Construction

Re:	GSR IV Acquisition Corp.
Registration Statement on Form S-1
File No. 333-289061

To the addressee set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-289061) (the “Registration Statement”) of GSR IV Acquisition Corp. We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on September 2, 2025 or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421.

Thank you for your assistance in this matter.

Sincerely,

GSR IV ACQUISITION CORP.

By:	/s/ Lewis Silberman
Lewis Silberman
Co-Chief Executive Officer

cc:	Gus Garcia, Co-Chief Executive Officer, GSR IV Acquisition Corp.
Steven Stokdyk, Latham & Watkins LLP